UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GOLD TORRENT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38075A107
(CUSIP Number)

September 27, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No.	38075A107

1	Names of Reporting Persons

Danny Goldenberg
2	Check the appropriate box if a member of a Group*

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

1,346,500
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

1,346,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,346,500
10	Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d–4 [17 CFR 240.13d–4] under the Securities Exchange Act of 1934. [ ]

11	Percent of class represented by amount in row (9)

6.7%
12	Type of Reporting Person

IN

CUSIP No.	38075A107

1	Names of Reporting Persons

Cihan Kütük
2	Check the appropriate box if a member of a Group*

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

1,346,500
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

1,346,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,346,500
10	Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d–4 [17 CFR 240.13d–4] under the Securities Exchange Act of 1934. [ ]

11	Percent of class represented by amount in row (9)

6.7%
12	Type of Reporting Person

IN

CUSIP No.	38075A107

1	Names of Reporting Persons

Gold Tree Metals, LLC
2	Check the appropriate box if a member of a Group*

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

1,346,500
	6	Shared Voting Power

0
	7	Sole Dispositive Power

1,346,500
	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,346,500
10	Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d–4 [17 CFR 240.13d–4] under the Securities Exchange Act of 1934. [ ]

11	Percent of class represented by amount in row (9)

6.7%
12	Type of Reporting Person

OO

Item 1.

(a)	Name of Issuer:

Gold Torrent, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

960 Broadway Avenue, Suite 530, Boise, ID 83706

Item 2.

(a)	Name of Person Filing:

Gold Tree Metals, LLC

(b)	Address or Principal Business Office:

2807 South Military Trail, West Palm Beach, FL 33415

(c)	Citizenship or Place of Organization:

Florida

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

38075A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

1,346,500

(b)	Percent of Class:

6.7%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,346,500

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,346,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [  ]

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2017

Gold Tree Metals, LLC:

By:	/s/ Danny Goldenberg
Name:	Danny Goldenberg
Title:	Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).